FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	English translation, dated June 7, 2006 of the notice of convocation of the 34th Ordinary General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2006

KONAMI CORPORATION

By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

NOTICE OF THE 34TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Stock Code Number: 9766

June 7, 2006

Dear Shareholder,

You are cordially invited to attend the 34th Ordinary General Meeting of Shareholders, which will be held as described hereunder.

If you are unable to attend the meeting, you may exercise your voting rights either in writing or over the Internet (instructions overleaf). Please complete the voting forms enclosed after reviewing the reference materials included. To ensure your vote is counted, please complete all online procedures or return the completed postal ballot by no later than Wednesday, June 28, 2006.

Sincerely yours,

Kagemasa Kozuki
Representative Director
KONAMI CORPORATION
4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

MEETING AGENDA

1. Date and Time:	10:00 a.m., Thursday, June 29, 2006

2. Venue:	“Arena” of Konami Sports & Life Co., Ltd., 10-1, Higashi Shinagawa 4-chome, Shinagawa-ku, Tokyo

3. Agenda:

Reports

1. Business Report, Consolidated Balance Sheet and Consolidated Statement of Income for the 34th fiscal year (from April 1, 2005 to March 31, 2006); and on the Reports of the Independent Auditor and of the Board of Statutory Auditors regarding Consolidated Financial Statements for the 34th fiscal year.

2. Balance Sheet and Statement of Income for the 34th fiscal year.

Proposals

Proposal 1	Acceptance of Proposed Appropriation Plan of Earned Surplus for the 34th fiscal year

Proposal 2	Amendments to the Articles of Incorporation

Proposal 3	Election of eight members to the Board of Directors

4. Information on executing voting rights:

To vote using the Internet, please read carefully the procedures for voting by electronic means on page 3 (overleaf) in exercising your voting right.

5. Method of notification to shareholders:

In case any amendments or changes are made to the reference materials for the general meeting of shareholders prior to the date of the meeting, KONAMI CORPORATION shall notify its shareholders by mail or via KONAMI CORPORATION’s web site (www.konami.net).

*	If attending the meeting in person, please remember to bring the ballot enclosed with these materials and hand it to the receptionist.

[This is an English translation of the Report for the 34th Fiscal Year (the “Report”) of Konami Corporation provided for your reference and convenience. This translation includes a translation of the audit report of KPMG AZSA & Co., Konami’s independent auditor, of the financial statements included in the original Japanese language Report.]

Procedures for Voting

If you are unable to attend the meeting, you may exercise your voting right by following one of the procedures described below. ADR holders cannot vote in this manner. Please contact the ADR Depositary if you wish to vote.

Procedures for voting by electronic means

Shareholders are asked to follow the procedures detailed below if they wish to exercise their voting rights using the Internet.

1.	Shareholders may only exercise their voting rights online through the dedicated voting website designated by KONAMI CORPORATION.

Voting website URL: http://www.webdk.net

2.	Shareholders choosing to exercise their voting rights online need to use the voting code and password specified on the enclosed voting form. Once you have entered the site, please vote for or against the resolution by following the instructions on screen.

3.	Online votes may be accepted up to 18:00, Wednesday, June 28, 2006. However, shareholders are kindly requested to register online votes as early as possible to facilitate the counting of online votes.

4.	If you duplicate your vote, i.e., if you exercise your voting rights both by mail and via the Internet, we will consider only the Internet vote to be valid.

5.	If you vote a number of times over the Internet, or if you duplicate your vote using a PC and a mobile phone, we will consider the final vote to be the valid one.

6.	Any connection fees to the Internet providers or time charges (telephone charges, etc.) incurred by shareholders in exercising votes online are to be borne by such shareholders.

System requirements for voting by electronic means

The following are systems requirements for accessing voting website.

(1)	Internet access.

(2)	Shareholders choosing to exercise their voting rights using a PC should note that the site only supports the following browser software: Microsoft® Internet Explorer 5.5 or above, Netscape® 6.2 or above. The site supports any hardware platform running the software specified above.

(3)	Shareholders choosing to exercise their voting rights using a mobile phone should note that a handset model that supports 128-bit SSL (encrypted) communication is required (for security reasons, the site has been designed only to be accessible by mobile phones with 128-bit SSL encryption technology).

(Microsoft® is a registered trademark in the United States and other countries of Microsoft Corporation of the U.S. Netscape® is a registered trademark in the United States and certain other countries of Netscape Communications Corporation.)

1. Business Performance

(1) Konami Group Business Conditions and Results

Moderate economic recovery was the overall trend in the Japanese economy in the consolidated fiscal year ended March 31, 2006. Corporate performance improved, capital investments increased, and personal consumption rose moderately. There was also healthy recovery in the global economy. Although the EU economy remained stagnant, the U.S economy continued to grow steadily and the China economy maintained solid growth.

With respect to the industries in which we operate, in the entertainment industry, demand for videogame software has grown in step with the spreading popularity of the new-style portable game consoles from Nintendo and Sony Computer Entertainment, and the online application content business has progressed with further advances in IT technology. In the health industry, demand for fitness clubs among middle-aged and senior consumers, our main target market, is rising as the Japanese population ages, and the market is expected to expand into new service areas such as preventive nursing care and health promotion. Demand in the gaming industry has expanded, as casinos are becoming legalized in new localities.

Under these circumstances, the Digital Entertainment segment has maintained solid sales. Sales of the WORLD SOCCER Winning Eleven series rose worldwide, especially in Europe, reaching a record high in the number of titles sold. Sales of trading card games also expanded globally, and “e-AMUSEMSMENT” service products for amusement arcades sold at steadily rising levels. KONAMI CORPORATION (the “Company”) promoted business efficiency by restructuring the group through a merger with a videogame software production company and other realignments. Content was developed on multiple levels, and product lineups were selected and streamlined in various genres.

In the Health & Fitness segment, we expanded our network of sports facilities and endeavored to further boost the quality of our services by steadily installing our original e-XAX IT health management system, chiefly in the new Konami Sports Clubs. In March 2006 we exhibited fitness machines for institutional use at the world’s largest fitness trade show, Las Vegas, U.S.A. (IHRSA International Health, Racquet & Sports Club Association 2006). These machines attracted a high level of interest among visitors.

In the Gaming & System segment, Konami concluded a sales agreement in October 2005 with Casiloc, Inc., which is under the management of the Quebec provincial government in Canada whereby we provided Casiloc with the Konami Casino Management System. We will continue to promote sales of our system to build a stable profit base. In March 2006, we received high reviews for our new platform K2V and other products exhibited at the CMAA (The Club Managers’ Association Australia) 2006 game machine exhibits in Sydney, Australia – major showcase for state-of-art gaming machines from around the world.

As a result, consolidated net revenues for the year ended March 31, 2006 amounted to ¥262,137million (100.6% of the figure for the year ended March 31, 2005), consolidated operating income was ¥2,481 million (8.8% of the figure for the year ended March 31, 2005), consolidated income before tax was ¥8,438 million (30.8% of the figure for the year ended March 31, 2005), and consolidated net income was ¥23,008 million (219.4% of the figure for the year ended March 31, 2005).

Performance by business segment

Digital Entertainment

In our Computer & Video Games business, the WORLD SOCCER Winning Eleven series recorded solid sales all over the world, with sales of more than 7 million units including all the series released during the period. The high quality of the games and the latest player data explain the strong support of our consumers. Another factor behind the rising sales volumes for the units has been the Company’s decision to start developing products for PlayStation Portable. In addition, music games have gained popularity, mainly in North America, and sales of the PlayStation 2 version of Dance Dance Revolution EXTREME2 have exceeded sales of its predecessor. Well-established series such as Yu-Gi-Oh!, METAL GEAR SOLID, PAWAFURU PUROYAKYU, and GENSOSUIKODEN also achieved solid sales.

In our Toy & Hobby business, we continued to achieve strong sales of the Yu-Gi-Oh! Trading Card Game series, a globally expanding series with a particularly strong presence in the Japanese, U.S., and European markets. We also released card games based on the popular animated TV series MALHEAVEN and EYESHIELD21, as well as a new toy series called SAZER X. All of these titles are selling well.

In the Amusement business, we continued to enjoy strong sales of MAH-JONG FIGHT CLUB, a series of titles incorporating the “e-AMUSEMENT” service which brings together the Company and entertainment centers across Japan in a network. We also launched Baseball Heroes, a videogame played with cards carrying images of professional baseball players, and QUIZ MAGIC ACADEMY III, a quiz game that gives players the chance to test their knowledge of trivia against each other. Both received favorable reviews. The music game series continue to be popular with growing sales. Our multiplayer token-operated horse racing games GI-HORSEPARK and GI-TURFWILD3 have also received favorable reviews in the market.

In the Online business, we developed an online match-up service for the WORLD SOCCER Winning Eleven series in Japan, Europe, North America, and Asia. We also launched services for Yu-Gi-Oh! ONLINE in Korea in December 2005. Our mobile site in Japan, Konami Net DX, launched and distributed titles already popular in the home and arcade arenas such as PAWAFURU PUROYAKYU and QUIZ MAGIC ACADEMY, and Winning Eleven is now providing services via an independent mobile site.

In the Multimedia business we published several guides and released several soundtracks on CD relating to popular videogames, all of which received favorable reviews. We also released a CD album, a DVD album of live concerts music of popular voice actors, and a series of products tied in with our original animated TV program, GOKUJO SEITOKAI.

As a result, consolidated net revenues in the Digital Entertainment segment were ¥165,276 million for the year ended March 31, 2006 (101.0% of the figure for the year ended March 31, 2005).

Health & Fitness

In the fitness club management business, we further expanded our network of Konami Sports Clubs through direct managing facilities. We opened nine new facilities, including Honten Nishinomiya (Hyogo), Myoden (Chiba), Fukuoka-Kashii (Fukuoka), Suzuka (Mie), and Asahikawa (Hokkaido), bringing the total number of facilities up to 209 as of the end of March 2006. Konami Sports Club Honten Nishinomiya (Hyogo), which opened in February 2006, is one of the largest sports facilities in Japan with a fifty-meter regulation-size pool, a machine gym equipped with some 100 training machines as e-XAX IT health management system, and other advanced facilities incorporating the IT technology and know-how of the Konami Group.

In the public sports center management business, we added facilities in public sports centers, including those in Itabashi-ku (Tokyo) and Osaka-shi (Osaka), increasing the number of facilities to 67 as of the end of March, 2006. With 34 more facilities added in April, we managed 101 facilities as of the end of May, 2006. As more and more people become health conscious in today’s rapidly aging society, we will make our utmost efforts to maximize the accumulated know-how and experiences of the Konami Group in the management of public facilities. Through these efforts, the Konami Group will be helping people in communities everywhere become fitter.

As a new undertaking in the sports facilities business, in July 2005, our Konami Sports Clubs became the first private sector facilities in Japan to be granted the right to call themselves JOC Athlete Support Centers authorized by The Japanese Olympic Committee. Konami Sports Clubs are committed to supporting JOC-designated athletes in partnership with JOC. “The First Konami Sports Club Action Soccer Tournament,” acting as Japan’s preliminary tournament leading up to the Action Soccer World Cup (to be held in October 2006), was held in January 2006. This is one of our efforts to promote sports exchanges on a global scale.

As an output of our development activities, we exhibited a range of fitness products for commercial use at the International Home Care & Rehabilitation Exhibition 2005, and at an event held at Tokyo Big Sight in September 2005. Our original machine program services developed for an aging society – a program to promote a “healthier, more enjoyable, and more attractive” life – received especially favorable comments. We also exhibited “GROOVE MOTION DDR,” our new proposal for group exercise, and “EZTWISTER,” an innovative muscle and balance training machine, at IHRSA (International Health, Racquet & Sportsclub Association) 2006, the world’s largest fitness trade show (held in Las Vegas, U.S. in March 2006). Both products attracted a great deal of interest from visitors.

In the area of supplement products, we released EXERDIET and KONAMI SPORTS CLUB BLACKCURRANT, two original Konami supplement, to further expand our product line-up.

As a result, consolidated net revenues in the Health & Fitness segment totaled ¥81,209 million for the year ended March 31, 2006 (102.7% of the figure for the year ended March 31, 2005).

Gaming & System

The construction of our new office building, which is to become the center of our business activities in North America, was completed in June 2005. This is part of our effort to strengthen our operating base. We have also begun marketing our new K2V platform in the North American and Australian markets to efficiently promote global development. As for the Konami Casino Management System now being marketed full scale, in October 2005, we concluded a sales agreement for the System with Casiloc, Inc., a casino operator under the management of Quebec provincial government in Canada, for sales to three Quebec casinos (approximate 6,300 slot machines in total) and also concluded a sales agreement with a casino in Oklahoma, a new market for us. Furthermore, we have installed slot machines in profit-sharing agreements in order to generate steady revenues and ensure more stable management. In Australia we began selling a link progressive jackpot system which won wide acclaim in August at the Australian Gaming Expo 2005, one of the largest events of its kind in Oceania. We have also begun providing knock-down components to Russia. Through these endeavors, we are expanding our presence in both the domestic market and the overseas markets of Europe, Asia, and South America.

As a result, consolidated net revenues in the Gaming & System segment was ¥10,623 million for the year ended March 31, 2006 (91.2% of the figure for the year ended March 31, 2005).

(2) Konami Group Capital Expenditures and Financing Activities

Capital expenditures in the consolidated fiscal year ended March 31, 2006 totaled ¥16,462 million. Principal capital investments were in new sports and fitness club facilities and related renovations and in the construction of internal backbone systems.

Capital spending was financed primarily from cash and deposits and operating cash flow, with some additional financing from bank loans. The Company redeemed its No. 3 straight corporate bond issue (¥15.0 billion, matured in September 2005) and plans to redeem its No. 4 straight corporate bond issue (¥15.0 billion, maturing in September 2006) using cash reserves. Going forward, the Company plans to maintain current financing levels to fund dynamic business development and to ensure adequate short-term liquidity.

(3) Operating Results and Assets

1) Consolidated operating results and assets (U.S. GAAP)

	(Millions of Yen, except per share data)
Years ended March 31	2003	2004	2005	2006
Net revenues	253,657	273,412	260,691	262,137
Operating income (loss)	(21,870)	40,713	28,136	2,481
Net income (loss)	(28,519)	20,104	10,486	23,008
Basic net income (loss) per share (yen)	(234.58)	166.86	87.41	175.86
Total assets	278,250	294,497	304,321	302,637
Total shareholders’ equity	90,406	102,129	105,857	163,815

Notes:

1.	In line with the requirements of American Depositary Receipt issuance, the figures for consolidated operating results and assets are presented in conformity with U.S. GAAP, which comprises accounting standards and principles generally accepted in the United States.

2.	In the year ended March 31, 2003, we had our goodwill and other intangible fixed assets of Health & Fitness Business, appraised by an independent appraisal company in the U.S., and wrote off 47,599 million yen of impairment of assets which the book value exceeded its fair value.

3.	In the year ended March 31, 2006, we had our tangible fixed assets and other intangible fixed assets of Health & Fitness Business, appraised by an independent appraisal company in the U.S., and wrote off 19,713 million yen of impairment of assets which the book value exceeded its fair value.

2) Non-consolidated operating results and assets (Japanese GAAP)

	(Millions of Yen, except per share data)
Years ended March 31	2003	2004	2005	2006
Net revenues	130,186	146,654	134,117	122,591
Ordinary income	13,068	16,910	13,447	19,291
Net income (loss)	(11,284)	10,381	12,794	16,572
Net income (loss) per share (yen)	(92.82)	83.71	105.33	124.75
Total assets	186,668	183,031	187,798	202,303
Total shareholders’ equity	105,107	108,016	111,423	153,339

(4) Issues for Konami Group

Restructuring of business operations in order to respond to changing market conditions

In the market in which the Konami group operates, regardless of geographic areas or age, the needs of consumers are rapidly diversifying and growing. Also, as the Internet environment has improved, online service has become widespread.

As Japan has become an aging society, people have become more focused on their health and the retirement of people in the baby boom generation has created new markets.

These changes in market conditions will make timely management decision making and globalizing of the business more important that ever. The Konami group has prepared a management base which we believe appropriately meets the needs of the market, by strengthening the management system through group restructuring and shifting to a holding company structure by company separation and by further promoting the globalization of our business.

Group restructuring and shift to a holding company structure by company separation

The merger between Konami Sports Life Corporation (hereafter, referred to as “Konami Sports Life”) and Konami Sports Corporation (hereafter, referred to as “Konami Sports”) took place on February 28, 2006, with Konami Sports remaining as the surviving company, and on March 1, 2006, the Company became the sole parent company through a share exchange with the merged Konami Sports. After this share exchange, Konami Sports changed its registered name to Konami Sports & Life Co., Ltd.

On March 31, 2006, Konami Digital Entertainment Co., Ltd. was newly established through a company separation to succeed the Company’s Digital Entertainment business, and the Company shifted to a holding company structure.

The major objectives of shifting to a holding company structure were as follows:

(1) Further improvement of management transparency

The Konami Group has been actively working to improve corporate governance and will endeavor to further strengthen group governance through its recent shift to a holding company structure.

We will promote transparency of management by strengthening our group management structure, separating and clarifying the decision-making and supervisory functions of the entire group from the executive function of each business, speeding up the management process, conducting business evaluations, and allocating management resources from the viewpoint of the shareholders.

(2) Creating a speedy and flexible management structure

We will clarify the roles of our “Digital Entertainment Business,” “Health & Fitness Business,” and “Gaming & System Business.” Each group will cultivate creativity and expertise in its fields and cope with the changes in today’s business environment with speed and flexibility. To respond more effectively to rapidly changing market conditions, we will build a system to facilitate our participation in new business collaborations and making capital investments in a timely manner.

(3) Building a thorough structure of profit accountability

We will clarify our profit accountability structure by evaluating the profitability of each of our businesses more carefully than before.

The holding company will be responsible for planning the corporate strategy of the entire group, planning for investment projects, including the allocation of management resources, and checking the status of the businesses executed in each subsidiary. Business subsidiaries will make timely decisions in each business area of the Company and accelerate the management process. The holding company will thus aim to maximize corporate value at the Konami Group level.

1. Corporate Data

(As of March 31, 2006)

(1) Principal Business

Konami Group’s principal business and principal products are listed below.

Digital Entertainment Business:

    Computer & Video Games

        Video game software for PlayStation 2

        Video game software for PlayStation Portable

        Video game software for Nintendo DS

        Video game software for Game Boy Advance

        Video game software for NINTENDO GAMECUBE

        Video game software for Xbox

        Video game software for Xbox360

        Video game software for downloads by mobile phone

        Procurement and distribution of consumer-use video game software produced by other companies

    Toy & Hobby

        Card games

        Toys for boys

        Toys for babies

        Educational toys

        Electronic toys

    Amusement

        Video game machines for arcades

        Music-simulation game machines

        Token-operated game machines for arcades

    Online

        Building systems related to online games

        Management and operation of online servers

        Distribution of content for mobile phones

    Multimedia

        Music CDs, DVDs

        Books, magazines

Health & Fitness Business:

    Operation of sports and fitness clubs

    Fitness equipment

    Health-related products

Gaming & System Business:

    Video slot machines and mechanical slot machines for casinos

    Casino management systems

(2) Main Konami Group Offices

Holding company

KONAMI CORPORATION	Chiyoda-ku, Tokyo

Operating companies in Japan

Konami Digital Entertainment Co., Ltd.	Minato-ku, Tokyo

Konami Sports & Life Co., Ltd.	Shinagawa-ku, Tokyo

Konami Logistics and Service, Inc.	Zama-shi, Kanagawa

HUDOSN SOFT CO., LTD.	Chuo-ku, Tokyo

Internet Revolution Inc.	Minato-ku, Tokyo

Operating companies overseas

Konami Digital Entertainment, Inc.	USA

Konami Gaming, Inc.	USA

Konami Australia Pty Ltd.	Australia

Konami Digital Entertainment B.V.	Holland

Konami Digital Entertainment GmbH	Germany

Konami Digital Entertainment Limited	Hong Kong

Note: Locations are of each company’s headquarters.

(3) Status of Shares

1. Number of shares authorized	450,000,000

2. Number of shares outstanding	143,555,786

Notes:

1.	Outstanding shares increased by 10,794,142 shares as a result of the merger on April 1, 2005 with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., and Konami Computer Entertainment Japan, Inc.

2.	Outstanding shares increased by 4,024,078 shares as a result of a share exchange on March 1, 2006 with Konami Sports Corporation (now Konami Sports & Life Co., Ltd.)

3. Number of shares constituting one unit	100

4. Number of shareholders	62,295

(4) The ten largest shareholders

	Shareholders’ Investment in the Company		The Company’s Investment in Major Shareholders
	Number of Shares	Percentage of Total	Number of Shares	Percentage of Total
	(thousands)	(%)	(thousands)	(%)
Kozuki Foundation for Sports and Education	14,330	10.52	—	—
Kozuki Holding B.V.	13,530	9.93	—	—
Japan Trustee Services Bank, Ltd. (Trust Account)	11,438	8.40	—	—
The Master Trust Bank of Japan, Ltd. (Trust Account)	11,221	8.24	—	—
Kozuki Capital Corporation	7,036	5.16	—	—
Sumitomo Mitsui Banking Corporation	4,477	3.29	—	—
Konami Sports & Life Co., Ltd.	3,048	—	28,290	100.00
BNP PARIBAS Securities (Japan) Ltd.	2,893	2.12	—	—
Carillon DMA OTC	2,006	1.47	—	—
Trust & Custody Services Bank, Ltd.	1,930	1.42	—	—
(Securities investment trust account)

Notes:

1.	The Company holds 3,354 thousands treasury stock.

2.	Through its share exchange agreement with the Company, on March 1, 2006, Konami Sports & Life Co., Ltd. acquired 3,048 thousands shares of the Company. However, since they are mutually held shares, they have been excluded from the number of voting rights.

(5) Acquisition, Disposition, and Holdings of Treasury Stock

1) Acquisition of shares	Common stock	34,227 shares

	Amount of shares acquired	¥87 million

2) Disposition of shares	Common stock	5,935,424 shares

	Amount of shares disposed	¥18,120 million

3) Holdings as of the end of current fiscal year	Common stock	3,354,958 shares

(6) Issuance of stock options

1)	Outstanding stock acquisition rights are as follows:

No. 1 stock acquisition rights

Date of issuance resolution:	June 20, 2002

Number of stock options:	15,578

Type of shares subject to stock options:	Common stock

Number of shares subject to stock options:	1,557,800 shares

Value of stock options issued:	Issued without consideration

Stock acquisition rights whose obligations were succeeded to through share exchange agreement as of March 1, 2006

Date of issuance resolution:	June 23, 2004

Number of stock options:	12,020

Type of shares subject to stock options:	Common stock

Number of shares subject to stock options:	949,580 shares

Value of stock options issued:	Issued without consideration

2)	Stock acquisition rights issued under particularly advantageous conditions during the fiscal year to persons other than shareholders

No. 2 to No. 9 stock acquisition rights

Date of issuance resolution:	June 23, 2005

Number of stock options:	3,954

Type of shares subject to stock options:	Common stock

Number of shares subject to stock options:	395,400 shares

Value of stock options issued:	Issued without consideration

Period of exercise of rights	From August 1, 2005 to June 30, 2008

Conditions for exercise of rights	Those conditions stipulated in agreements to allot stock acquisition rights that were entered into between the Company and recipients pursuant to resolutions of the Ordinary General Meeting of Shareholders and meetings of the Board of Directors.

Reasons and conditions for extinguishment	The Company may at any time and without consideration
of rights	extinguish unexercised that it has purchased and holds.

Item concerning the assignment of rights	All transfers of rights shall require the approval of the Board of Directors

Nature of advantageous conditions	Issued without consideration

3)	Names of persons receiving allotments of stock acquisition rights and number received

Employees of the Company, directors of affiliated companies, statutory corporate auditors of affiliated companies and employees of affiliated companies (top ten recipients)

Name	Number of stock options	Type and number of shares subject to stock options		Remarks
Shingo Takatsuka	106	Common stock	10,600 shares	Employee of the Company
Hideo Kojima	105	Common stock	10,500 shares	Employee of the Company (Corporate Officer)
Motoyuki Yoshioka	105	Common stock	10,500 shares	Employee of the Company (Corporate Officer)
Satoshi Shimomura	105	Common stock	10,500 shares	Employee of the Company
Michihiro Ishizuka	100	Common stock	10,000 shares	Employee of the Company (Corporate Officer)
Shinji Enomoto	50	Common stock	5,000 shares	Employee of the Company
Kuniaki Kinoshita	42	Common stock	4,200 shares	Employee of the Company (Corporate Officer)
Kenichiro Honda	36	Common stock	3,600 shares	Employee of the Company
Koji Igarashi	36	Common stock	3,600 shares	Employee of the Company
Junko Kawano	36	Common stock	3,600 shares	Employee of the Company

Classification	of stock acquisition rights issued to employees of the Company and employees of affiliated companies

	Number of stock options	Type and number of shares subject to stock options		Total number of persons granted warrants	Remarks
Employees of the Company	3,911	Common stock	391,100 shares	524

Employees of affiliated companies	43	Common stock	4,300 shares	7

(7) Employees

1. Konami Group

	Number of Employees	Change from End of Previous Term
Digital Entertainment Business	2,664	483
Health & Fitness Business	1,549	112
Gaming & System Business	320	(9)
Other Business	196	95
Entire Company (corporate staff)	398	(101)
Total	5,127	580

Notes:

1.	Employees include all persons on the Konami Group payroll.

2.	Employees classified as corporate staff for the entire Company are administrative staff not assigned to any particular business segment.

2. KONAMI CORPORATION

Number of Employees	Change from End of Previous Term	Average Age (years)	Average Length of Service (years)
39	(837)	35.9	5.3

Notes:

1.	Employees include all persons on the parent company payroll.

2.	The year-on-year decline in number of employees was the result of a company separation in which Konami Digital Entertainment Co., Ltd. succeeded to the Company’s digital entertainment business on March 31, 2006.

(8) Group Status

1. Major subsidiaries

Company	Capital	Voting Rights Percentage	Major Businesses
Konami Digital Entertainment Co., Ltd.	¥26,000 million	100.0	Planning, production, manufacture and sale of online games, consumer-use video games, amusement machines, toys, card games, content for mobile phones, music CDs and DVDs, books, magazines, etc.

Konami Sports & Life Co., Ltd.	¥5,040 million	100.0	Operation of sports clubs; planning, production, and sales of health and fitness-related products and services

Konami Logistics and Service, Inc.	¥100 million	100.0	Repair services; general freight transportation

Konami Real Estate, Inc.	¥10,000 million	100.0	Real estate leasing and management

Konami School, Inc.	¥80 million	100.0	Fostering and training of digital creators

Konami Career Management, Inc.	¥60 million	100.0	Recruiting agency

HUDSON SOFT CO., LTD.	¥5,064 million	53.9	Planning, manufacture and sales of content for mobile phones and online games, and software for consumer-use games

Internet Revolution Inc.	¥1,250 million	70.0	Operation of portal sites

Konami Digital Entertainment, Inc.	US$21,500 thousand	(100.0 100.0)	Production and sales of consumer-use video game software in U.S.A.

Konami Gaming, Inc.	US$25,000 thousand	(100.0 100.0)	Production, manufacture and sales of gaming machines in U.S.A.

Konami Digital Entertainment B.V.	Eur 9,019 thousand	100.0	Sales of toys, hobby products and products for amusement facilities in Europe

Konami Digital Entertainment GmbH	Eur 5,113 thousand	(100.0 100.0)	Sales of consumer-use video game software in Europe

Konami Digital Entertainment Limited	HK$19,500 thousand	100.0	Sales in Asia

Konami Software Shanghai, Inc.	US$2,000 thousand	100.0	Production of consumer-use video game software in Asia

Konami Australia Pty Ltd.	A$3,000 thousand	100.0	Production, manufacture and sales of gaming machines in Australia

Notes:

1.	Voting Rights shown in parentheses are indirect ownership percentages, and are included in the percentage indicated in the second line.

2.	In March 2006, a number of group companies changed their trade names: Konami Corporation of Europe B.V. became Konami Digital Entertainment B.V.; Konami of Europe GmbH became Konami Digital Entertainment GmbH; and Konami Marketing (Asia) Limited became Konami Digital Entertainment Limited.

2.	New developments in corporate consolidation

1)	In April 2005, the Company merged with Konami Computer Entertainment Studios, Inc., Konami Computer Entertainment Tokyo, Inc., Konami Computer Entertainment Japan, Inc., Konami Online, Inc. and Konami Media Entertainment, Inc.

2)	In April 2005, as a result of the Company’s acceptance of a third party allotment of additional shares, HUDSON SOFT CO., LTD, previously an equity-method affiliate, became a 53.99% owned consolidated subsidiary of the Company. Hudson Entertainment, Inc., a subsidiary of HUDSON SOFT CO., LTD, became a consolidated subsidiary of the Company.

3)	In June 2005, the Company merged with Konami Traumer, Inc.

4)	In October 2005, the Company merged with Konami Marketing, Inc. Before the merger, Konami Marketing, Inc. divided its distribution and customer-service departments and established Konami Logistics and Service, Inc.

5)	In October 2005, Konami Digital Entertainment, Inc. merged with Konami Marketing, Inc.

6)	In February 2006, Konami Sports Corporation merged with Konami Sports Life Corporation. In March, Konami Sports Corporation became a wholly owned subsidiary of the Company through a share exchange. Konami Sports Corporation then changed its registered name to Konami Sports & Life Co., Ltd.

7)	In February 2006, the Company and Internet Initiative Japan Inc. established a joint venture company called Internet Revolution Inc.

8)	In March 2006, through a company separation, the Company established Konami Digital Entertainment Co., Ltd., which succeeded to its digital entertainment business.

3.	Consolidated results (U.S. GAAP)

The Company consolidates 23 companies, including the 15 major subsidiaries listed above, and applies the equity method to one affiliated company.

An overview of our consolidated performance is provided above under the heading “1. Business Performance, (1) Konami Group Business Conditions and Results.”

4.	Other developments in corporate consolidation

1)	In April 2005, the Company sold its entire shares of and terminated its equity relationship with TAKARA Co., LTD., previously an equity-method affiliate.

2)	In March 2006, the Company purchased 20 percent of the outstanding shares of Resort Solution Co., Ltd., making it an equity-method affiliate.

(9) Lenders, Loans and Shares Held by Lenders

		Number of shares of the Company owned by the lender
Lender	Amount of loan (millions)	Number of Shares (thousands)	Percentage of Total (%)
Sumitomo Mitsui Banking Corporation	2,259	4,477	3.29
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1,400	—	—
Mizuho Corporate Bank, Ltd.	313	—	—

(10) Directors and Corporate Auditors

Position	Name	Areas of responsibility and primary duties
Representative Director	Kagemasa Kozuki	Chairman of the Board and CEO

Representative Director	Kagehiko Kozuki	Vice Chairman

Representative Director	Noriaki Yamaguchi	CFO

Director	Kimihiko Higashio	CHO

Director	Tsutomu Takeda	Chairman, Konami Sports & Life Co., Ltd. (Former Representative Director and President, Asatsu-DK Inc.)

Director	Tomokazu Godai	President, Maya Tec Co., Ltd.

Director	Hiroyuki Mizuno	Director, Research Institute of Kochi University of Technology (Former Vice President, Matsushita Electric Industrial Co., Ltd.)

Director	Akira Gemma	Senior Corporate Adviser, SHISEIDO Co., Ltd. (Former Representative Director and President, SHISEIDO Co., Ltd.)

Standing Corporate Auditor	Noboru Onuma	(Former Director, Sumitomo Mitsui Banking Corporation)

Standing Corporate Auditor	Tetsuro Yamamoto	(Former Director, The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

Corporate Auditor	Minoru Nagaoka	President, Capital Markets Research Institute (Former Chairman, Tokyo Stock Exchange)

Corporate Auditor	Masataka Imaizumi	Chairman, Police Association (Former Superintendent-General of the Metropolitan Police Department)

Note 1:	Board members Tomokazu Godai, Hiroyuki Mizuno and Akira Gemma are external directors as defined under Article 188, Section 2-7-2 of the Commercial Code.

Note 2:	Corporate auditors Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external corporate auditors as defined under Article 18, Section 1 of the “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Corporations.”

Note 3:	Changes in the status of directors during the year ended March 31, 2006 were as follows.

Retired	June 23, 2005	Director	Toshiro Tateno

Appointed	June 23, 2005	Director	Kimihiko Higashio

(11) Payments to independent auditors

1)	Total payments to independent auditors by the Company and its subsidiaries:	¥194 million

2)	Of total in 1) above, total payments by the Company and its subsidiaries for certified auditing services:	¥175 million

3)	Of total in 2) above, total payments by the Company for services rendered as independent auditors:	¥121 million

Note:	The auditing contract between the Company and the independent auditors makes no distinction between auditing services based on the Law Concerning the Commercial Code and Special Treatment Under the Code for the Audit, etc. of Kabushiki Kaisha and auditing services based on the Securities & Exchange Law. Since no effective distinction can be made in practice, only the total amounts are listed.

3. Important Events Following the End of the Fiscal Year

Not applicable.

Consolidated Balance Sheet

(As of March 31, 2006)

(Millions of yen)
ASSETS:
Current assets	¥144,327
Cash and cash equivalents	68,694
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥541 millions at March 31, 2006	32,294
Inventories	20,109
Deferred income taxes, net	16,510
Prepaid expenses and other current assets	6,720

Property and equipment, net	¥42,452

Investments and other assets	¥115,858
Investments in marketable securities	572
Investments in affiliates	6,050
Identifiable intangible assets	38,575
Goodwill	22,102
Lease deposits	25,277
Other assets	20,103
Deferred income taxes, net	3,179

Total assets	¥302,637

LIABILITIES:
Current liabilities	¥81,224
Short-term borrowings	958
Current portion of long-term debt and capital lease obligations	24,492
Trade notes and accounts payable	19,357
Accrued income taxes	7,487
Accrued expenses	16,323
Deferred revenue	5,353
Other current liabilities	7,254

Long-term liabilities	¥55,477
Long-term debt and capital lease obligations, less current portion	35,631
Accrued pension and severance costs	2,658
Deferred income taxes, net	11,924
Other long-term liabilities	5,264

Minority interest in consolidated subsidiaries	¥2,121
Commitments and contingencies	—

SHAREHOLDERS’ EQUITY:
Common stock	47,399
Additional paid-in capital	77,110
Legal reserve	284
Retained earnings	53,756
Accumulated other comprehensive income	3,957

182,506
Treasury stock	(18,691)
Total shareholders’ equity	163,815

Total liabilities, minority interests and shareholders’ equity	¥302,637

Consolidated Statement of Income

(Year ended March 31, 2006)

(Millions of yen)
Net revenues	¥262,137

Costs and expenses	259,656
Costs of products sold	184,744
Impairment charge for long-lived assets	10,533
Impairment charge for identifiable intangible assets	9,180
Selling, general and administrative expenses	55,199

Operating income	2,481

Other income (expenses)	5,957
Interest income	716
Interest expense	(1,137)
Gain on sale of shares of an affiliated company	6,917
Other, net	(539)

Income before income taxes, minority interest and equity in net income of affiliated companies	8,438

Income taxes	(10,270)

Income before minority interest and equity in net income of affiliated companies	18,708
Minority interest in income of consolidated subsidiaries	(4,267)
Equity in net income of affiliated companies	33

Net income	¥23,008

Assumptions underlying preparation of consolidated financial statements

Summary of Significant Accounting Policies

1. Basis of presentation for consolidated financial statements

The consolidated statutory report including consolidated balance sheets and consolidated statements of income has been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”), in compliance with Article 179, Section 1 of the Commercial Code Enforcement Regulations. However, in compliance with such article, certain disclosure that is required on the basis of U.S. GAAP is omitted.

2. Methods and standards for the valuation of assets

(1)	Marketable and Investment Securities

Marketable securities and securities held for trading purposes are stated at fair value when readily determinable. Held-to-maturity debt securities are stated at amortized cost after adjustment for any premium or discount. Realized gains and losses from the sale of available-for-sale securities are determined based on the average cost method.

(2)	Inventories

Resalable products, finished products, work-in-process, raw materials and supplies are stated at the lower of cost or market. Cost is determined by the first-in first-out method for merchandise, by the identified-cost method for software, and by averaging for all other items.

3. Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method.

4. Accounting standards for material reserves

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2)	Accrued pension and severance costs

The Company’s financial statements have been prepared in conformity with Statement of Financial Accounting Standards (“SFAS”) No.87, “Employers’ Accounting for Pensions.” With defined-benefit pension schemes operated by multiple business owners, SFAS No.87 requires the recognition of net pension expense based on the value of obligatory contributions for each fiscal period.

5. Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6. Goodwill and identifiable intangible assets

Goodwill represents the difference between the cost of acquired companies and amounts allocated to the estimated fair value of their net assets. Identifiable intangible assets represent intangible assets related to trademarks, membership lists, gaming licenses, existing technologies, customer relationships and franchise contracts, etc. acquired in connection with acquisitions of subsidiaries. In accordance with SFAS No. 142, reviews are conducted at least once annually to identify any impairment against fair value for goodwill and intangible assets subject to amortization with indefinite useful lives, and a test for any impairment loss is conducted at the end of each consolidated fiscal period. Intangible assets subject to amortization with definite useful lives are amortized over a period of 2–15 years corresponding to the estimated useful life.

7. Impairment of long-lived assets

In accordance with SFAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company’s long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying amount of assets exceeds the estimated future cash flows (undiscounted) for the assets, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

8. Scope of consolidation

Major consolidated subsidiaries are listed in “2.Corporate Data (8) Group Status.”

9. Rounding policy

Amounts of less than one million yen are rounded to the nearest unit.

Notes to Consolidated Balance Sheet

1. Accumulated depreciation of tangible fixed assets	¥63,026 million

2. Accumulated other comprehensive income

A breakdown of accumulated other comprehensive income at the consolidated level in the year ended March 31, 2006 is as follows.

Foreign currency translation adjustments	¥3,906 million
Unrealized gains on available-for-sale securities — net	¥66 million
Adjustments of minimum pension liabilities	¥ (15) million

Accumulated other comprehensive income	¥3,957 million

Notes to Consolidated Statement of Income

Basic net income per share	¥175.86
Diluted net income per share	¥175.80

[English Translation of the Auditors’ Report Originally Issued in the Japanese Language]

Independent Auditors’ Report

May 26, 2006
The Board of Directors
KONAMI CORPORATION:
KPMG AZSA & Co.

Hideki Amano (Seal)
Designated and Engagement
Partner
Certified Public Accountant

Hidetoshi Fukuda (Seal)
Designated and Engagement
Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet and the consolidated statement of income of KONAMI CORPORATION (“the Company”) for the 34th business year from April 1, 2005 to March 31, 2006 in accordance with Article 19-2(3) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha.” The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s majority-owned subsidiaries.

As a result of the audit, in our opinion, the consolidated statutory report referred to above presents fairy the consolidated financial position of the Company and consolidated subsidiaries, and the consolidated results of their operations in conformity with related laws and regulations and the Articles of Incorporation of the Company.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Report of the Board of Corporate Auditors on the Consolidated Financial Statements

Having received reports from each corporate auditor regarding the methods and results of the audit for the 34th term of business that extended from April 1, 2005 to March 31, 2006, and based on discussion of relevant matters, we, the Board of Corporate Auditors, present our report on the Company’s consolidated financial statements (the consolidated balance sheet and statement of income).

1. Outline of Auditing Procedures by the Corporate Auditors

Based on the auditing standards established by the Board of Corporate Auditors and in accordance with the allocation of responsibilities, each of the auditors received reports and explanations from the directors of the Company and the independent auditors regarding the consolidated financial statements and, where deemed necessary, audited the operations and financial condition of subsidiaries and consolidated subsidiaries, based on documents requested from these firms.

2. Conclusions of the Audit

(1)	We affirm that the methods and the conclusions of the audit by KPMG AZSA & Co., the independent auditors are proper.

(2)	Based on the results of subsidiaries and consolidated subsidiaries audits, we note no material findings with respect to the consolidated financial statements.

May 29, 2006

Board of Corporate Auditors
KONAMI CORPORATION

Noboru Onuma	(Seal)
Standing Statutory Corporate Auditor

Tetsuro Yamamoto	(Seal)
Standing Statutory Corporate Auditor

Minoru Nagaoka	(Seal)
Statutory Corporate Auditor

Masataka Imaizumi	(Seal)
Statutory Corporate Auditor

Note: Statutory Corporate Auditors Messrs. Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external statutory corporate auditors as provided for in Article18.1 of the former “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Corporations” of Japan.

Balance Sheet

(As of March 31, 2006)

(Millions of yen)
ASSETS:
Current assets	¥59,170
Cash and cash equivalents	43,980
Prepaid expenses	45
Deferred income taxes, net	891
Short-term loans to subsidiaries	12,890
Other accounts receivable	1,192
Other	188
Allowance for doubtful accounts	(18)

Fixed assets	¥143,132
Tangible fixed assets	81
Buildings improvement	37
Transportation equipment	4
Tools and fixtures	39
Intangible fixed assets	3
In-house software	3
Other	0
Investments and other assets	143,048
Investment securities	952
Investments in subsidiaries and affiliates	139,628
Deferred income taxes, net	544
Lease deposits	1,264
Other	658

Total assets	¥202,303

LIABILITIES:
Current liabilities	¥30,651
Bonds redeemable within 1 year	15,000
Current portion of long-term debt	1,992
Other accounts payable	6,356
Accrued expenses	128
Income taxes payable	6,791
Short-term deposits received	138
Other	243

Long-term liabilities	¥18,312
Straight Bonds	15,000
Long-term debt	1,980
Liabilities for directors’ retirement benefits	1,332

Total liabilities	¥48,963

SHAREHOLDERS’ EQUITY:
Common stock	47,398
Capital reserves	43,568
Additional paid-in capital	36,893
Other capital reserves	6,674
Gain on reduction of capital or capital reserves	6,674

Retained earnings	72,546
Legal reserved	283
Appropriated earned surplus	34,094
General reserve	34,094
Unappropriated earned surplus	38,168

Net unrealized gains on available-for-sale securities	64
Treasury stock	(10,238)
Total shareholders’ equity	¥153,339

Total liabilities and shareholders’ equity	¥202,303

Statement of Income

(Year ended March 31, 2006)

		(Millions of yen)
I	Net revenues	¥122,591

II	Costs and expenses	108,286
	Costs of products sold	75,499
	Selling, general and administrative expenses	32,786

	Operating income	14,305

III	Non-operating income	5,679
	Interest and dividend income	5,417
	Foreign exchange gains	139
	Other	122

IV	Non-operating expenses	693
	Interest expenses	64
	Bond interest expense	346
	Other	282

	Ordinary income	19,291

V	Extraordinary income	5,707
	Gain on sale of shares of an affiliated company	5,555
	Gain on reversal of allowance for doubtful accounts	151

VI	Extraordinary losses	247
	Loss on disposal and sale of fixed assets	247

Income before income taxes		24,751
Current		8,803
Deferred		(625)
Net income		16,572

Unappropriated earned surplus carried fowared		7,710
Transfer from legal reserve		17,402
Interim cash dividends		3,518
Unappropriated earned surplus		¥38,168

Summary of Significant Accounting Policies

1. Methods and standards for the valuation of assets

(1)	Marketable and Investment Securities

Securities in affiliated companies are stated at cost based on the moving average method.

Other investment securities

— Quoted securities:	the market value method is applied, based on the market value as of the fiscal year-end. The entire positive or negative valuation difference with the purchase price is booked directly as shareholders’ equity, and the cost of securities sold is calculated using the moving average method

Unquoted securities:	valued at cost using the moving average method

(2)	Derivatives

Stated at fair value.

(3)	Inventories

Finished products and raw materials and supplies are stated at cost determined by the moving average method.

Work in process consisting of hardware products is stated at cost determined by the moving average method while work in process consisting of software products is stated at cost determined by the specific identification method.

2. Depreciation methods

Tangible fixed assets are depreciated mainly using the declining balance method while intangible fixed assets are amortized mainly using the straight-line method. For in-house software, amortization is computed using the straight-line method based on the estimated useful life of 5 years. Long-term prepaid expenses are amortized mainly using the straight-line method.

3. Accounting standards for material reserves

(1)	Allowance for doubtful accounts

Generally, allowance for doubtful accounts is calculated based on the actual ratio of bad debt losses incurred. For specific accounts with higher possibility of bad debt loss, the allowance is determined by respective judgment.

(2)	Accrued pension and severance costs (Prepaid pension expense)

Provided based on the estimated amount of the projected benefit obligation and the plan assets at the year-end. Unrecognized net transition asset is credited to expense over 13 years on a straight-line basis. Unrecognized actuarial net gain or loss will be amortized from the following fiscal year within the average remaining service period of 8 years on a straight-line basis.

(3)	Liabilities for directors’ retirement benefits

Reserved as per Article 43, of the Commercial Code to provide for the payment of special retirement allowances to directors and corporate auditors. The amount is calculated based on the amount to be paid at the end of the term as per internal regulations.

4. Leases

Finance leases other than those that are deemed to transfer ownership of the leased property to the lessee are accounted for as operating lease transactions.

5. Consumption Tax

Consumption tax is excluded from the stated amount of revenue and expenses.

6. Rounding policy

Amounts of less than one million yen are rounded to the nearest unit.

7. Others

The rules governing exemptions for affiliates under Article 48, Section 1 of the Commercial Code are applied to the presentation of certain parts of the financial statements.

Changes in Accounting Policy

1.	Accounting standards for loss on impairment of fixed assets

Beginning with the reporting term, the Company has adopted the new accounting standards for recognition of loss on impairment of fixed assets (Opinion concerning establishment of accounting standard for impairment of fixed assets, issued by the Business Accounting Council dated August 9, 2002, and its related guideline issued on October 31, 2003). There is little impact to the income statement.

2.	Accounting standards for retirement benefits

Beginning with the reporting term, the Company has adopted the new accounting standards for retirement benefits based on Accounting Standard No. 3, “Partial Revision of Accounting Standard for Retirement Benefits” and Financial Standards implementation Guidance No. 7, “Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits” issued on March 16, 2005. As a result of this change, the impact is minimal.

Notes to Balance Sheet

1.	Monetary assets and liabilities in relation to subsidiaries and affiliated companies

(Millions of yen)
Short-term assets	13,822
Short-term liabilities	5,961
Long-term assets	106
Long-term liabilities	—

2. Accumulated depreciation of tangible fixed assets	¥204 million

3.	Major leased assets

In addition to tangible fixed assets shown on the balance sheet, computers used for research, development, and production and some office equipment are leased.

4.	Number of outstanding shares and treasury stock

Total shares outstanding at end of term:	143,555,786 shares
Number of own shares held at end of term:	3,354,958 shares

5.	Limitation on dividend

Net asset value as stipulated in Article 124 Section 3 of the Commercial Code:	¥64 million

Notes to Statement of Income

1.	Transactions with subsidiaries and affiliated companies

(Millions of yen)
Revenues	68,562
Purchases	3,406
Selling, general and administrative expenses	8,630
Non-operating transactions	5,408

2. Net income per share	¥124.75

Proposed Appropriation Plan of Earned Surplus

(Year ended March 31, 2006)

(Yen)
Unappropriated earned surplus at year-end	¥38,168,302,792

To be appropriated as follows.
Cash dividends	3,785,422,356
(¥27.0 per share)
Directors’ bonuses	220,000,000
General reserve	18,000,000,000
Unappropriated earned surplus carried forward to next year	¥16,162,880,436

Notes:

1.	On November 30, 2005, interim cash dividends amounting to ¥3,518,264,025 (¥27.0 per share) were paid.

2.	Cash dividends exclude dividends on 3,354,958 shares of treasury stock.

(English Translation of the Auditors’ Report Originally Issued in the Japanese language)

Independent Auditors’ Report

May 8, 2006

The Board of Directors

KONAMI CORPORATION:

KPMG AZSA & Co.

Hideki Amano (Seal)

Designated and

Engagement Partner

Certified Public Accountant

Hidetoshi Fukuda (Seal)

Designated and

Engagement Partner

Certified Public Accountant

We have audited the statutory report, that is the balance sheet, the statement of income, the business report (limited to accounting matters) and the proposal for appropriation of unappropriated retained earnings, and its supporting schedules (limited to accounting matters) of KONAMI CORPORATION (“the Company”) for the 34th business year from April 1, 2005 to March 31, 2006 in accordance with Article 2(1) of the “Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters derived from the accounting books and records of the Company. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion. Our audit procedures also include those considered necessary for the Company’s subsidiaries.

As a result of the audit, our opinion is as follows:

(1)	The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(2)	As mentioned in “Changes in accounting policy”, effective April 1, 2005 the Company has been applying the Accounting Standard for the Impairment of Fixed Assets (Opinion Concerning Establishment of Accounting Standard for the Impairment of Fixed Assets; Business Accounting Council, August 9, 2002) and the Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets (Financial Accounting Standard Implementation Guidance No. 6; Accounting Standards Board of Japan; October 31, 2003). We consider the nature of these changes and the reasons therefore to be appropriate. This change results from a decision to apply the Accounting Standard and the Implementation Guidance effective April 1, 2005.

(3)	The business report (limited to accounting matters) presents fairly the status of the Company in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(4)	The proposal for appropriation of unappropriated retained earnings has been prepared in conformity with related laws and regulations and the Articles of Incorporation of the Company.

(5)	With respect to the supporting schedules (limited to accounting matters) there are no items to be noted that are not in conformity with the provisions of the Commercial Code.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

COPY OF THE BOARD OF STATUTORY CORPORATE AUDITORS’ REPORT

We, the Board of Corporate Auditors, have received reports from each of the Corporate auditors on the Conduct of business activities by the directors of the Company during the 34th term, Which extended from April 1, 2005 to March 31, 2006 and on the methods and results of the audit covering such term. After meeting and discussing these matters, we report as follows:

1. Outline of Auditing Procedures by the Corporate Auditors

Based on the auditing standards established by the Board of Corporate Auditors and in accordance with audit policies and plans, each of the auditors attended meetings of the Board of Directors and other important meetings; interviewed directors regarding the execution of their duties (including matters such as oversight of internal control systems for legal compliance and risk management); inspected important accounting documents; carried out investigations of the Company’s business operations and financial condition at the Head Office and all major sites; and audited the operations and financial condition of major subsidiaries as necessary, based on documents requested from these firms.

In addition to the above-mentioned auditing procedures, with respect to such matters as the engagement of a director in a competing business, the conduct of transactions causing a conflict of interest between a director and the Company, the provision of benefits by the Company without consideration, the conduct of irregular transactions with subsidiaries or shareholders of the Company, and acquisitions and disposal of own shares by the Company, we employed such methods as requiring reports from directors and others and made detailed inspections or such matters.

2. Conclusions of the Audit

(1)	We affirm that the methods and the conclusions of the audit by KPMG AZSA & Co., the independent auditors are proper.

(2)	We affirm that the business report fairly presents the situation of the Company in compliance with the provisions of applicable laws, regulations and the Articles of Incorporation.

(3)	That the proposition relating to the appropriation of retained earnings has nothing to be pointed out considering the state of property of the Company and other circumstances;

(4)	That the accompanying detailed statements fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5)	We affirm that there have been no illegal acts committed or any serious violations of laws and regulations or the Company’s Articles of Incorporation with regard to the directors’ execution of corporate duties.

We also affirm that there have been no violations by directors with regard to matters such as engaging in a competing business or other operational conflicts of interest, receipt of remuneration other than that for execution of corporate duties, conduct of irregular transactions with subsidiaries or shareholders of the Company, or the acquisition or disposal of shares in the Company.

(6)	We note no material findings with respect to the directors’ execution of duties in regard to internal control systems.

(7)	Based on the results of subsidiary audits, we note no material findings with respect to the directors’ execution of duties.

May 9, 2006

Board of Corporate Auditors

KONAMI CORPORATION

Noboru Onuma	(Seal)
Standing Statutory Corporate Auditor

Tetsuro Yamamoto	(Seal)
Standing Statutory Corporate Auditor

Minoru Nagaoka	(Seal)
Statutory Corporate Auditor

Masataka Imaizumi	(Seal)
Statutory Corporate Auditor

Note: Statutory Corporate Auditors Messrs. Noboru Onuma, Tetsuro Yamamoto, Minoru Nagaoka and Masataka Imaizumi are external statutory corporate auditors as provided for in Article18.1 of the former “Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Corporations” of Japan.

Reference Materials for the General Meeting of Shareholders

1.	Proposals and related items

Proposal 1: Acceptance of Proposed Appropriation Plan of Earned Surplus for the 34th fiscal year.

Details of this proposal appear on page 33 of the appended materials.

The Company believes that the maintenance of a high dividend and the enhancement of enterprise value are important means of providing value to shareholders.

Based on the policy concerning dividends described above, the dividend for the current term is proposed to be ¥27 per share.

When this dividend is added to the interim dividend (¥27 per share), the total dividend for the year will be ¥54 per share, the same amount as the 33rd fiscal year.

Considering our financial results for the year ended March 31, 2006, the Company proposed to pay ¥220 million of directors’ bonus to our four directors.

Proposal 2: Amendments to the Articles of Incorporation

The Company proposes to make partial amendments to the Articles of Incorporation for the reasons outlined below.

1.	Reasons for amendments

(1)	As a holding company and to correspond to the business development of the Konami group, we plan to make a partial amendment to the Article 2 (Purpose).

(2)	With the enactment of the “Corporate Law” (Law No. 86, 2005) and the “Law to Accommodate Relevant Laws in line with the Enforcement of the Corporate Law” (Law No. 87, 2005) effective on May 1, 2006, it is proposed that:

(a)	Article 4 (Governing Bodies) be newly established in order to create governing bodies of the Company;

(b)	Article 7 (Issuance of Share Certificates) be newly established to enable the Company to make such issuance;

(c)	Article 10 (Rights concerning Shares Constituting Less Than One Unit) be newly established to define rights of shareholders holding shares less than one minimum share-trading unit;

(d)	Article 17 (Internet Disclosure of Reference Documents, etc. and Deemed Provision) be newly established to adopt the system to disclose via internet reference documents, etc. for a general shareholders meeting;

(e)	Current Article 15 (Exercise of Voting Rights by Proxy) be amended to Article 19 (Exercise of Voting Rights by Proxy), which defines the method to prove the proxy’s authority and number of the proxy when voting rights are exercised by proxy at a General Meeting of Shareholders;

(f)	Article 25 (Omission of Resolution of the Board of Directors) be newly established in order to allow the Board of Directors to make a resolution flexibly in writing or in an electronic method where necessary;

(g)	Article 28 (Limited Liability Contracts with External Directors) be newly established to enable the Company to enter into contracts with External Directors under which their liabilities shall be restricted.

(h)	Article 36 (Limited Liability Contracts with External Corporate Auditors) be newly established to enable the Company to enter into contracts with External Corporate Auditors under which their liabilities shall be restricted.

(i)	Article 38 (Governing Bodies to Determine Distribution of Surplus, etc.) be newly established to enable the Company to take flexible dividend policy as it was approved to determine distribution of surplus, etc. by resolution of the Board of Directors rather than General Meeting of Shareholders; and

(j)	In addition to the above, amendments be made or added to terms or expressions used or provisions of relevant laws quoted in these Articles of Incorporation to make such terms or expressions or quotations consistent with the Corporate Law.

(3)	It is necessary for the Company to revise overall provisions of and make any necessary amendment to words or phrases contained in these Articles of Incorporation by making a full review thereof.

2. Particulars of the amendments

The Company proposes that the current Articles of Incorporation be amended as follows:

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments
Chapter I: GENERAL PROVISIONS	Chapter I: GENERAL PROVISIONS

Article 1 (Trade Name) The name of the Company is Konami Kabushiki Kaisha, being expressed as “KONAMI CORPORATION” in English.	Article 1 (Trade Name) (Unchanged)

Article 2 (Purposes)

The purpose of the Company shall be to own shares of companies which run the following businesses or a foreign company which runs equivalent businesses, and be engaged in the control and administration of the subject companies’ business activities as well as implementation of operations incidental to such activities.

Article 2 (Purposes) (Unchanged)

1. Research, development, manufacture and distribution of software and hardware relating to electric appliances and electronic components;	1. (Unchanged)

2.      Planning, production, manufacture, rental and distribution of music, audio and visual software (including disks, tape and film, etc.); production and acquisition of master copies, and transferal or usage permission thereof;

2. (Unchanged)

3. Acquisition, management, promotion of usage and development of music copyright and related performance rights, and transferal or usage permission thereof;	3. (Unchanged)

4. Planning, production and distribution of books, magazines, sheet music and other publications;	4. (Unchanged)

5. Development, manufacture and distribution of toys;	5. (Unchanged)

6. Design of character products (with images of people, animals, etc. which have unique names or characters);	6. (Unchanged)

7. Planning, production and distribution on the Internet;	7. Planning, production, distribution on the Internet and Internet related services;

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments
8. Planning, establishment and operation of shopping complex on the Internet, provision of know-how thereof and correspondence sales;	(Deleted)

9. Provision and distribution of software using communication circuits;	(Deleted)

(Newly added)	8. Gathering online distribution, processing and online sales of information, pictures and music using electrical communication and electrical communication related services;

(Newly added)	9. Information processing services and information reporting services;

10. Management of sports facilities and amusement arcades;	10. Management and control of sports facilities, amusement arcades, restaurants, accommodations, hot spring bathing facilities, saunas and parking lots;

(Newly added)	11. Management of schools for training and educating sport instructors, producers of digital content (application software for digital technology) and producers of computer software;

(Newly added)	12. Medical treatment services and beauty services;

11. Distribution of soft drinks, foods, alcoholic beverages, sports gear, clothing and computer game machines;	13. (Unchanged)

12. Advertising agency, insurance agency, broadcasting business and leisure business including tour, sports, etc.;	14. Advertising agency, insurance agency, broadcasting business, travel agency and leisure business including tour, sports, etc.;

13. Purchase and sale of antiques;	15. (Unchanged)

14. Sale, purchase, lease, blockage and management of real estate;	16. (Unchanged)

15. Job placement;	17. (Unchanged)

(Newly added)	18. General lease business and finance business;

16. Holding of and investment in securities;	19. (Unchanged)

17. Acquisition and management of copyrights, trademark rights, design rights, performance rights and rights to produce records and videos related to the preceding items;	20. (Unchanged)

18. Import, export and agency business related to each of the preceding items;	21. (Unchanged)

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments
19. Investment in the party in charge of the business specified in the preceding items; and	22. (Unchanged)

20. Any and all businesses incidental to any of the preceding items.	23. (Unchanged)

Article 3 (Location of Head Office) The Company shall have its head office in Chiyoda-ku, Tokyo.	Article 3 (Location of Head Office) (Unchanged)

(Newly added)	Article 4 (Governing Bodies) The Company shall have a Board of Directors, Corporate Auditors, a Board of Corporate Auditors and Accounting Auditors.

Article 4 (Method of Public Notice)

Public notices of the Company shall be published electronically. In cases where accident or other unavoidable circumstances preclude online publication, notices shall be carried in the Nihon Keizai Shimbun.

Article 5 (Method of Public Notice) (Unchanged)

Chapter II: SHARES	Chapter II: SHARES

Article 5 (Total Number of Shares to be Issued)

The total number of shares authorized to be issued by the Company shall be four hundred fifty million (450,000,000); provided, however, that the number shall be, in case of cancellation, reduced by the number of shares so cancelled.

Article 6 (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Company shall be four hundred fifty million (450,000,000).

(Newly added)	Article 7 (Issuance of Share Certificates) The Company shall issue share certificates for its shares.

Article 6 (Acquisition of the Company’s Own Shares)

In accordance with the provisions of item 2, paragraph 1 of Article 211-3 of the Commercial Code, the Company may purchase and hold its own shares through a resolution adopted by its Board of Directors.

Article 8 (Acquisition of the Company’s Own Shares)

In accordance with the provisions of Article 165, paragraph 2 of the Corporate Law, the Company may acquire its own shares through market transactions by resolution of the Board of Directors.

Article 7 (Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Constituting Less than One Unit)	Article 9 (Number of Shares Constituting One Unit and Non-Issuance of Share Certificates Constituting Less than One Unit)

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

1.      The number of shares of the Company which constitute one (1) unit shall be one hundred (100).

2.      The Company shall not issue any share certificates for shares constituting less than one (1) unit (“Shares Constituting Less than One Unit”); unless otherwise provided for in the Share Handling Regulations.

(Unchanged)

(Newly added)

Article 10 (Rights concerning Shares Constituting Less than One Unit)

Shareholders of the Company holding Shares Constituting Less than One Unit (including beneficial shareholders, hereinafter the same) cannot exercise their rights as shareholders other than as enumerated below:

(1)    rights provided for in each item of Article 189, Paragraph 2 of the Corporate Law;

(2)    rights provided for in Article 166, Paragraph 1 of the Corporate Law;

(3)    rights of shareholders to subscribe for shares or stock acquisition rights in accordance with the number of shares they hold; and

(4)    rights to make a request provided for in Article 11 hereof.

Article 8 (Requests for purchase of fractional unit shares)

1.      Shareholders (including, hereinafter, beneficial shareholders) who hold shares numbering less than one unit shall have the right to request (hereinafter, “request for additional shares”) that the Company sell to them that number of shares which will bring their current holdings up to one unit.

2.      The periods for such requests of additional shares, the methods required to be used, etc., shall be governed by rules established by the Board of Directors.

Article 11 (Requests for purchase of fractional unit shares)

1.      Shareholders shall have the right to request that the Company sell to them that number of shares which will bring their current holdings numbering less than one unit up to one unit.

2.      (Unchanged)

Article 9 (Transfer Agent)

1.      The Company shall have a transfer agent with respect to its shares.

2.      The transfer agent and its handling office shall be selected by a resolution of the Board of Directors and public notice thereof shall be given.

Article 12 (Administrator of Shareholders’ Register)

1.      The Company shall appoint an administrator of the shareholders’ register.

2.      The administrator of the shareholders’ register and its handling office shall be designated by resolution of the Board of Directors, and public notice thereof shall be given.

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

3.      The shareholders’ register (including beneficial shareholders’ register, hereinafter, the same) of the Company and its lost stock certificates register shall be kept at the transfer agent’s handling office and the registration of transfer of shares, registration of pledge, record of trust assets, delivery of share certificates, the recording of lost stock certificates, purchase and sale of Shares Constituting Less than One Unit, acceptance of notifications and other matters relating to shares shall be handled by the transfer agent and not by the Company.

3.      The preparation and retention of the register of shareholders (including register of beneficial shareholders, hereinafter the same), ledger of stock acquisition rights and register of lost share certificates of the Company or any other business related thereto shall be entrusted to the administrator of shareholders’ register and shall not be handled by the Company.

Article 10 (Share Handling Rules)

The class of share certificates, the registration of transfer of shares, registration of pledge, record of trust assets, delivery of share certificates, the recording of lost stock certificates, purchase and sale of Shares Constituting Less than One Unit and other matters relating to shares shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as these Articles of Incorporation.

Article 13 (Share Handling Rules)

The handling business relating to shares of the Company and fees thereof shall be subject to the provisions of the Share Handling Regulations determined by the Board of Directors as well as laws and regulations and these Articles of Incorporation.

Article 11 (Record Date)

1.      The Company shall deem that the shareholders, who are listed or recorded on the Shareholders’ Registers as of March 31 of every year are entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant fiscal year.

2.      In addition to the preceding paragraph, the Company may, giving prior public notice, fix a record date for the occasion whenever necessary by a resolution of the Board of Directors.

(Deleted)

Chapter III: GENERAL MEETING OF SHAREHOLDERS	Chapter III: GENERAL MEETING OF SHAREHOLDERS

Article 12 (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened within three (3) months after the day following each account settlement date of every fiscal year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary. Such general meetings of shareholders shall be held within the wards in Tokyo.

Article 14 (Convocation)

An ordinary general meeting of shareholders of the Company shall be convened in June of each year and an extraordinary general meeting of shareholders shall be convened from time to time whenever necessary. Such general meetings of shareholders shall be held within the wards in Tokyo.

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

(Newly added)

Article 15 (Record Date for Ordinary General Meeting of Shareholders)

The record date for the determination of voting rights at the Company’s ordinary general meeting of shareholders shall be March 31st of each year.

Article 13 (Convener and Chairperson)

Chairman or President shall convene the general meetings of shareholders of the Company and act as a chairperson, unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

Article 16 (Convener and Chairperson)

Chairman or President shall convene the general meetings of shareholders of the Company and act as a chairperson. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

(Newly added)

Article 17 (Internet Disclosure of Reference Documents, etc. and Deemed Provision Thereof)

In convening a general meeting of shareholders, the Company may, pursuant to the relevant regulation issued by the Ministry of Justice, deem that it has duly provided its shareholders with the information which must be mentioned or displayed in the reference document of a general meeting of shareholders, business report, financial statements and consolidated financial statements by disclosing such information using the Internet.

Article 14 (Method of Resolution)

1.      Unless otherwise provided for by laws, regulations or these Articles of Incorporation, any resolution at a general meeting of shareholders shall be approved by the majority of the voting rights of shareholders present.

2.      Extraordinary resolutions, subject to Article 343 of the Commercial Code, can be made by a two-thirds vote of the shareholders present, who possess one-third or more of the total voting rights.

Article 18 (Method of Resolution)

1.      Unless otherwise provided for by laws and regulations or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be approved by the majority of the voting rights of the shareholders present who are entitled to exercise their voting rights at said meeting.

2.      Extraordinary resolutions, subject to Article 309, Paragraph 2 of the Corporate Law, can be made by a two-thirds vote of the shareholders present, who possess one-third or more of the voting rights of the shareholders who are entitled to exercise their voting rights at said meeting.

Article 15 (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting right by a proxy who is also a shareholder having voting right of the Company; provided, however, that only one (1) proxy shall be admitted and such proxy shall be required to submit documents evidencing his/her authority.

Article 19 (Exercise of Voting Rights by Proxy)

A shareholder may exercise his/her voting right by one (1) proxy who is also a shareholder having voting right of the Company; provided, however, that such shareholder or proxy submits to the Company documents evidencing his/her authority at the general meeting of shareholders at which the proxy is voting on behalf of the shareholder.

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

Chapter IV: DIRECTORS AND THE BOARD OF DIRECTORS	Chapter IV: DIRECTORS AND THE BOARD OF DIRECTORS

Article 16 (Number of Directors) The number of Directors of the Company shall not be more than twelve (12).	Article 20 (Number of Directors) (Unchanged)

Article 17 (Election of Directors)

1.      Directors of the Company shall be elected at a general meeting of shareholders.

2.      Directors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

3.      The election of Directors of the Company shall not be made by a cumulative voting.

Article 21 (Election of Directors)

1.      (Unchanged)

2.      Directors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders who have one third (1/3) or more of the voting rights of the shareholders entitled to exercise their voting rights thereat.

3.      (Unchanged)

Article 18 (Term of Office of Directors)

1.      The term of office of Directors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within one (1) year after their assumption of office.

Article 22 (Term of Office of Directors)

1.      The term of office of Directors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within one (1) year after their election.

2. The term of office of Directors elected to increase the number of Directors shall expire at the time of expiration of the term of office of the other incumbent Directors.	(Deleted)

3. The term of office of the Director elected to fill a vacancy of a retired Director shall be the remaining period of the term of office of such retired Director.	(Deleted)

Article 19 (Representative Directors and Directors with Title)

Directors who represent the Company, President and any other Directors with specific titles shall be appointed at a meeting of the Board of Directors.

(Newly added)

Article 23 (Representative Directors and Directors with Title)

1.      Director(s) who represent the Company shall be appointed at a meeting of the Board of Directors.

2.      The President and Director and any other Directors with specific titles shall be appointed at a meeting of the Board of Directors.

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

Article 20 (Convocation of the Meeting of the Board of Directors and Chairperson)

1.      Chairman or President shall convene a meeting of the Board of Directors and act as a chairperson unless otherwise provided for by laws or regulations. If both Chairman and President are unable to act in this capacity, one of the other Directors shall take his/her place in the order previously determined by a resolution of the Board of Directors.

Article 24 (Convocation of the Meeting of the Board of Directors and Chairperson) 1. (Unchanged)

2.      Notice of convocation of a meeting of the Board of Directors shall be dispatched to each Director and Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

2. (Unchanged)

(Newly added)	3. With the consent of all the Directors and Corporate Auditors, a meeting of the Board of Directors may be held without complying with the convocation procedures.

(Newly added)

Article 25 (Omission of Resolution of the Board of Directors)

In case where requirements as provided for in Article 370 of the Corporate Law are satisfied, the Company deems that relevant resolutions of the Board of Directors shall have been duly made.

Article 21 (Regulations of the Board of Directors)

Matters regarding the Board of Directors of the Company shall be determined pursuant to the Regulations of the Board of Directors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

Article 26 (Regulations of the Board of Directors) (Unchanged)

Article 22 (Remuneration) The remuneration of Directors shall be determined at a general meeting of shareholders.

Article 27 (Remuneration, etc.)

The remuneration for Directors, annual bonus and other proprietary benefits received from the Company as consideration for execution of their duties (hereinafter referred to as “Remuneration, etc.”) shall be determined by resolution of a general meeting of shareholders.

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

(Newly added)

Article 28 (Limited Liability Contracts with External Directors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into contracts with External Directors under which their liabilities provided for in Article 423, Paragraph 1 of the said law shall be restricted.

Chapter V: CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS	Chapter V: CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

Article 23 (Number of Corporate Auditors) The number of Corporate Auditors of the Company shall not be more than five (5).	Article 29 (Number of Corporate Auditors) (Unchanged)

Article 24 (Election of Corporate Auditors)

1.      Corporate Auditors of the Company shall be elected at a general meeting of shareholders.

2.      Corporate Auditors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders where shareholders having one third (1/3) or more of voting rights of all the shareholders shall be present.

Article 30 (Election of Corporate Auditors)

1.      (Unchanged)

2.      Corporate Auditors of the Company shall be elected by the majority of the voting rights of shareholders present at a general meeting of shareholders who have one third (1/3) or more of the voting rights of the shareholders entitled to exercise their voting rights thereat.

Article 25 (Term of Office of Corporate Auditors)

1.      The term of office of Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last fiscal year ending within four (4) years after their assumption of office.

2.      The term of office of the Corporate Auditor elected to fill a vacancy of a retired Corporate Auditor shall be the remaining period of the term of office of such retired Corporate Auditor.

Article 31 (Term of Office of Corporate Auditors)

1.      The term of office of Corporate Auditors of the Company shall expire upon the conclusion of the ordinary general meeting of shareholders with respect to the last business year ending within four (4) year after their election.

2.      The term of office of the Corporate Auditor elected to fill a vacancy of a retired Corporate Auditor shall expire when such predecessor’s full term of office would have expired.

Article 26 (Standing Corporate Auditors) Corporate Auditors shall elect Standing Corporate Auditors from and among themselves.	Article 32 (Standing Corporate Auditors) The Board of Corporate Auditors shall, by resolution thereof, elect Standing Corporate Auditors from among the Corporate Auditors.

Article 27 (Notice of Convocation of the Meeting of the Board of Corporate Auditors)

Notice of convocation of a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.

Article 33 (Notice of Convocation of the Meeting of the Board of Corporate Auditors) 1. (Unchanged)

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

(Newly added)	2. If the consent of all Corporate Auditors is obtained, a meeting of the Board of Corporate Auditors may be held without following the procedures for convening the meeting.

Article 28 (Regulations of the Board of Corporate Auditors)

Matters regarding the Board of Corporate Auditors shall be determined pursuant to the Regulations of the Board of Corporate Auditors unless otherwise provided for by laws, regulations or these Articles of Incorporation.

Article 34 (Regulations of the Board of Corporate Auditors) (Unchanged)

Article 29 (Remuneration) The remuneration of Corporate Auditors shall be determined at a general meeting of shareholders.	Article 35 (Remuneration, etc.) The remuneration, etc. for Corporate Auditors, shall be determined by resolution of a general meeting of shareholders.

(Newly added)

Article 36 (Limited Liability Contracts with External Corporate Auditors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporate Law, the Company may enter into contracts with External Corporate Auditors under which their liabilities provided for in Article 423, Paragraph 1 of the said law shall be restricted.

Chapter VI: ACCOUNTS	Chapter VI: ACCOUNTS

Article 30 (Business Year)

The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year and the account settlement date shall be the last day of each business year.

Article 37 (Business Year) The business year of the Company shall commence on April 1 of every year and end on March 31 of the following year.

(Newly added)

Article 38 (Governing Bodies to Determine Distribution of Surplus, etc.)

The Company shall determine the matters listed in each Item of Article 459, Paragraph 1 of the Corporate Law, including distribution of surplus, by resolution of the Board of Directors, and not by resolution at a general meeting of shareholders, unless otherwise provided for by laws or regulations.

(Amendments are underlined)
Current Articles of Incorporation	Amended Proposed Amendments

Article 31 (Dividend and Interim Dividend)

1.      Dividends shall be paid to the shareholders or the registered pledgees who are listed or recorded on the Shareholders’ registers as of the account settlement date.

2.      The Company may, by a resolution of the Board of Directors, distribute interim dividends to the shareholders or the registered pledgees who are listed or recorded on the Shareholders’ registers as of September 30 every year.

Article 39 (Base Date for Distribution of Surplus)

1.      The base date for dividends of the Company shall be March 31st of each year.

2.      The base date for interim dividends of the Company shall be September 30th of each year.

(Newly added)	3. In addition to the dates referred to in the preceding two paragraphs, the Company may set a base date and distribute surplus on such date.

Article 32 (Prescription)

If any dividend or any interim dividend remains unreceived after expiration of full three (3) years from the day on which such dividends become due and payable, the Company shall be relieved of the obligation to pay such dividends.

Article 40 (Prescription of Dividends)

In the case of cash dividends, the Company shall be exempted from the obligation of paying them if they remain unreceived for three (3) years after the date of the commencement of payment thereof.

Proposal 3: Election of eight members to the Board of Directors

Because the terms of office for all eight directors expire as of the end of this General Meeting of Shareholders, this proposal requests the election of eight directors.

Candidates for the new board are as follows:

Name (Date of Birth)		Resume, representation of other companies, etc. and position and responsibility while assuming directorship			Shares of the Company’s stock owned

1	Kagemasa Kozuki (Nov. 12, 1940)	Mar. Mar. Mar. Jun. Jun.	1969 1973 1974 1987 1994	Founded Konami Industries (private enterprise) Established Konami Industries Co., Ltd. (now KONAMI CORPORATION) with the paid-in capital of ¥1 million Assumed the office of Representative Director and President Representative Director and Chairman of the Board Representative Director and Chairman of the Board and CEO (to present)	98,353

2	Kagehiko Kozuki (Mar. 7, 1944)	Dec. May Aug. May Jun. Mar.	1983 1984 1990 1991 1997 1998	Joined the Company as Manager of Production division Director Managing Director Senior Managing Director Director and Vice Chairman Representative Director and Vice Chairman (to present)	117,148

3	Noriaki Yamaguchi (Jan. 26, 1944)	Jun. Jun. Jul. Feb. Jun. Jun. Jan. Mar.	1994 1994 1995 1996 2000 2001 2003 2006	Joined the Company as Advisor Managing Director in charge of International Business Division Managing Director in charge of Administration Division Managing Director in charge of Finance and Accounting Division Director and Executive Corporate Officer Finance and Accounting Division Representative Director and Executive Corporate Officer Finance and Accounting Division Representative Director and Executive Corporate Officer, Vice President & CFO Representative Director and CFO (to present)	51,127

Name (Date of Birth)		Resume, representation of other companies, etc. and position and responsibility while assuming directorship			Shares of the Company’s stock owned

4	Kimihiko Higashio (Sep. 24, 1959)	Dec. Jan. May Jun. Mar.	1997 2000 2003 2005 2006	Joined the Company Executive Corporate Officer (Kansai Region Representative) Executive Corporate Officer (Division President, Human Resources) Director and Division President, Human Resources Director and CHO (to present)	22,041

		Representation of other companies, etc. • Representative Director and President, Konami Career Management, Inc.

5	Tsutomu Takeda (May 13, 1937)	Mar. Sep. Jun.	1996 2001 2003	Representative Director and President, Asatsu Inc. (the present-day Asatsu-DK Inc.) Director and Senior Corporate Adviser Director of the Company (to present)	23,665

		Representation of other companies, etc. • Representative Director and Chairman of the Board, Konami Sports & Life Co., Ltd.

6	External Director Tomokazu Godai (Oct. 6, 1939)	May	1992	Director (to present)	7,923

Representation of other companies, etc.

•      Representative Director and Chairman of the Board, Maya Tec Co., Ltd.

•      Representative Director and President, Santetsu Giken Co., Ltd.

•      Representative Director and Chairman of the Board, Hiroshima River Industry Co., Ltd.

7	External Director Hiroyuki Mizuno (Apr. 20, 1929)	Jun. Aug. Jun. Mar.	1990 1994 2001 2003	Vice President, Matsushita Electrical Industrial Co., Ltd. Adjunct Professor, Stanford University Director of the Company (to present) Director, Research Institute of Kochi University of Technology (to present)	8,800

8	External Director Akira Gemma (Aug. 1, 1934)	Jun. Jun. Jun. Jun.	1997 2001 2003 2004	Representative Director and President, SHISEDO Co., Ltd. Representative Director and Corporate Officer, Chairman of the Board Senior Corporate Adviser (to present) Director of the Company (to present)	7,300

Note: No special conflicts of interest exist between the Company and the proposed candidates for director.